
03029973


SEC MAIL
RECEIVED
SEP 0 8 2003
WASH, D.C.
181


BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

SUPPL

82-4410

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MAXIMUS VENTURES LTD.	03	06	30	03	08	28

ISSUER ADDRESS
Suite 408 – 837 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	British Columbia	V6C 3N6	604/685-6493	604/685-6851

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Barbara Dunfield	President	604/685-6851

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Barbara Dunfield	03	08	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Ian Rozier	03	08	28

FIN51-901F Rev.2000/12/19

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/11

MAXIMUS VENTURES LTD.

CONSOLIDATED QUARTERLY REPORT

JUNE 30, 2003

MAXIMUS VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

Schedule A

	Jun. 30, 2003	Sept. 30, 2002
ASSETS		
Current		
Cash	$ 1,514,800	$ 29,315
Accounts Receivable	20,538	3,288
Due From Related Parties	44,940	50,597
Prepaid Expenses	24,283	14,445
Total Current Assets	1,604,561	97,645
Mineral Property	446,549	-
Capital Assets	62,715	18,375
	$ 2,113,825	$ 116,020
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts Payable and Accrued Liabilities	$ 97,926	$ 94,321
Current Portion of Capital Lease	5,600	34,102
Total Current Liabilities	103,526	128,423
Capital Lease	48,134	-
Shareholders' Equity		
Capital Stock – Authorized – 100,000,000 n.p.v. shares		
– Issued – 9,375,716 n.p.v. shares	26,013,479	23,751,854
Deficit	(24,051,314)	(23,764,257)
	1,962,165	(12,403)
	$ 2,113,825	$ 116,020

On behalf of the Board:

Signed:  Director
Ian Rozier

Signed:  Director
Barbara Dunfield

MAXIMUS VENTURES LTD.
CONSOLIDATED ACQUISITION COST AND EXPLORATION & DEVELOPMENT EXPENSES
FOR THE NINE MONTHS ENDED JUNE 30, 2003
(Prepared by Management without Audit) **Schedule A**

Acquisition Cost		
Argentina – Condor Yacu Project	$	354,942
Deferred Exploration & Development Expenses At Beginning Of Period		0
Expenses:		
Consulting		61,664
Drilling		29,943
		91,607
Deferred Exploration & Development Expenses At End Of Period	$	91,607
Total Mineral Property Cost	$	446,549

1. Nature and Continuance of Operations
   The Company's name was changed from Essex Resource Corporation to Maximus Ventures Ltd. and commenced trading on the TSX Venture Exchange under the new symbol MXV on April 8, 2002.

2. Significant Accounting Policies

   This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements.

MAXIMUS VENTURES LTD.
QUARTERLY REPORT JUNE 30, 2003
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. **For the Fiscal Year to Date:**

For information on administrative expenditures and deferred exploration, refer to Schedule A.

Related Party Transactions:

a) Management fees of $22,500 were paid to a company controlled by a director of the Company.

b) Consulting fees of $85,500 were paid to companies controlled by directors of the Company.

c) Rent of $13,500 was paid to a company controlled by a director of the Company.

2. **For the Fiscal Year to Date:**

a) Securities Issued:

(i) Pursuant to a non-brokered private placement the Company issued 1,700,000 units at a price of $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share for two years at $0.20 per share.

(ii) Pursuant to a non-brokered private placement the Company issued 5,000,000 units at a price of $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share for two years at $0.45 per share. Finder's fees of $39,000 were paid in connection with this private placement.

(iii) 18,750 common shares were issued pursuant to the exercise of options @ $0.30 for net proceeds of $5,625.

(iv) 100,000 common shares at a deemed price of $0.40/share were issued pursuant to a mineral property agreement.

b) Options Granted:

(i) On March 26, 2003 the Company granted 1,550,000 incentive stock options to directors and employees. At the Company's Annual General Meeting held March 13, 2003, shareholders approved a Stock Option Plan allowing the Company to reserve 20% of the issued shares (or 1,851,393) to be issued under the Plan.

Name of Optionee	Position of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Ian Rozier	Director	450,000	$0.30	Mar. 26, 2005
Barbara Dunfield	Director	400,000	$0.30	Mar. 26, 2005
Milet Global Corporation (Paul Ray)	Director	350,000	$0.30	Mar. 26, 2005
Employees/Consultants		350,000	$0.30	Mar. 26, 2005

(ii) On June 3, 2003 the Company granted 75,000 incentive stock options to Douglas Hyndman, a director. Each option entitles the optionee to purchase one common share of the Company at a price of $0.53 until June 3, 2005.

(iii) 56,250 options granted to a former employee were cancelled during the period upon the employee leaving the Company.

Note: A further 282,643 options are available for future grants.

3. As at June 30, 2003:

a) Authorized Capital: 100,000,000 common shares without par value.
Issued Capital: 9,375,716 common shares for $26,013,479.

b) Warrants Outstanding:

5,000,000 @ $0.45 expiring March 4, 2005
1,700,000 @ $0.20 expiring March 5, 2005

c) Options Outstanding:

1,475,000 @ $0.30 expiring March 26, 2005
75,000 @ $0.53 expiring June 03, 2005

d) Total number of shares in escrow or subject to a pooling agreement: Nil

e) List of Directors & Officers: Ian T. Rozier, Chairman & Director
Barbara E. Dunfield, President, Secretary & Director
Douglas B. Hyndman, Director
Paul A. Ray, Director

MAXIMUS VENTURES LTD.
QUARTERLY REPORT JUNE 30, 2003
(Prepared by Management without Audit)
SCHEDULE C

Management Discussion and Analysis (Continued):

Mineral Properties (Continued)

- within the South Zone the width and tenor of mineralization increase both up-dip and to the north, as evidenced by the results from CY-03-03/4/7 which were all located towards the northern end of the South Zone.

- copper mineralization is an added bonus; in a high sulphidation system this would be recovered in a concentrate and be readily separated.

- in excess of 5% lead and 5% zinc was encountered in some holes but have not been included in calculation of gold equivalent values.

- the objectives of this drill program were to investigate the continuity of high grade mineralization along strike and at depth; the drill results indicate success on both these aspects and importantly the results are consistent with high gold and silver grades reported in previous drilling along strike in the Condor Yacu structure.

The Company is extremely pleased with the results of the 2003 Phase 1 drill program, and anticipates conducting a Phase 2 exploration program in the fall (spring in the Southern Hemisphere). The Phase 2 program will comprise surface mapping and sampling on the Company's newly acquired 100% owned concession to the south of Condor Yacu as well as on the Silver Standard joint venture ground to the north. 2003 Phase 2 work will include a second drill program that will explore the Central and Northern Zones of the Condor Yacu property in addition to drill targets recently identified on the Silver Standard joint venture ground.

The Company now has under its control in excess of 11Kms of strike length of the Condor Yacu structure and is optimistic that based on assay results to date, the project has the potential to become a major precious metals discovery.

Liquidity and Cash Reserves:

At June 30, 2003, the Company had cash reserves of $1,514,800 compared to $29,315 at September 30, 2002. Accounts payable and accrued liabilities remained constant. The capital lease was refinanced for a period of 24 months, then cancelled. A new capital lease was then entered into.

Investor Relations:

The Company has no formal agreement in this regard with outside sources, although it has participated in various forms of investor relations internally and by providing Internet information to investors.

Subsequent Events:

On July 7, 2003 the Company issued 25,000 common shares of the Company as a finder's fee pursuant to a property agreement.

Legal Proceedings: None

Respectively submitted on behalf of the Board of Directors of
MAXIMUS VENTURES LTD.

Signed: ______________________



Barbara Dunfield, President